United States Securities and Exchange Commission
100 F Street, NE, Washington, D.C. 20549-7010

March 7, 2008

VIA EDGAR

Attention: Jenifer Gallagher

Dear Sirs,

Re: Raven Gold Corp. File # 333-126680

We are writing in reply to your letter dated February 21, 2008 regarding Raven Gold Corp. (the “Company”) filings. The Company has reviewed the comments, referred the comments to the certified public accountant and engineer in order that the accounting and engineering issues be dealt with in an expeditious manner.

The explanations and changes as requested will require additional time to be completed accordingly. We anticipate providing a response letter and also drafts of the amended filings as soon as possible. Accordingly, we request an extension for response until March 31, 2008.

We will endeavor to reply prior to that date if at all possible.

Thank you for your consideration.

Yours truly,

/s/ Michael Wood

Michael Wood
President, Raven Gold Corp.

Suite 260, 7250, Northwest Expressway, Oklahoma City, OK. 73132